
May 18, 2015

Via E-mail
Brian R. Evans
Senior Vice President and Chief Financial Officer
The GEO Group, Inc.
One Park Place, 621 NW 53rd St, Suite 700
Boca Raton, FL 33487

> **Re:** **The GEO Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-14260**

Dear Mr. Evans:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2015

2. Business Combinations, page 7

1. We note you completed the acquisition of eight correctional and detention facilities from LCS Corrections Services, Inc., on February 17, 2015, and that the total consideration paid was greater than 10% of your total assets as of your previous year end, December 31, 2014. Please tell us how you determined you were not required to provide audited Rule 3-14 financial statements and related pro forma information by amendment to your Form 8-K by May 3, 2015.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3629.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Ronald Brack